Exhibit (e)(17)

BIOTELEMETRY, INC.

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into as of March 13, 2020 by and among BioTelemetry, Inc. (the “Company”) and Andrei Stoica (“Executive”). The Company and Executive are hereinafter collectively referred to as the “Parties,” and individually referred to as a “Party.” This Agreement supersedes all prior and contemporaneous oral or written employment agreements or arrangements between Executive and the Company.

RECITALS

A. The Company desires assurance of the association and services of Executive in order to retain Executive’s experience, skills, abilities, background and knowledge, and is willing to engage Executive’s services on the terms and conditions set forth in this Agreement.

B. Executive desires to be in the employ of the Company and is willing to accept such employment on the terms and conditions set forth in this Agreement.

AGREEMENT

In consideration of the foregoing Recitals and the mutual promises and covenants herein contained, and for other good and valuable consideration, the Parties, intending to be legally bound, agree as follows:

1. EMPLOYMENT.

1.1 Title. Effective as of April 6, 2020 (the “Effective Date”), Executive’s position shall be the Company’s Senior Vice President and Chief Technology Officer (“CTO”), subject to the terms and conditions set forth in this Agreement.

1.2 Term. The term of this Agreement shall begin on the Effective Date and shall continue until it is terminated pursuant to Section 4 herein (the “Term”).

1.3 Duties. Executive agrees to undertake the duties and responsibilities of their position that may be assigned and that may be altered, modified, increased or reduced from time to time by the Company’s CEO and/or Board of Directors (the “Board”) (or any committee thereof to which the Board has delegated responsibility for overseeing Executive), and that are provided in the Articles of Incorporation and Bylaws of the Company and are customarily performed by a chief technology officer consistent with industry practices and the duties and obligations of the position consistent with applicable law. Executive agrees to abide by the rules, regulations, instructions, personnel practices and policies of the Company and any changes thereof that may be adopted at any time by the Company. Executive acknowledges receipt of copies of all such existing rules and policies committed to writing as of the date of this Agreement. In the event that the terms of this Agreement differ from or are in conflict with the Company’s policies or practices or the Company’s Employee Handbook, this Agreement shall control. Executive shall report to the Chief Executive Officer of the Company.

1.4 Location. Unless the Parties otherwise agree in writing, during the Term Executive shall perform the services Executive is required to perform pursuant to this Agreement at the Company’s offices in Malvern, Pennsylvania; provided, however, that the Company may from time to time require Executive to travel temporarily to other locations in connection with the Company’s business.

2. CONFLICTS OF INTEREST; LOYAL AND CONSCIENTIOUS PERFORMANCE; NONCOMPETITION.

2.1 Loyalty. Executive agrees to devote his full working time (often more than forty (40) hours per week), attention, energies and best efforts to the performance of his duties hereunder. During their employment with the Company, Executive shall not participate or assist in any way, manner, or by any means whatsoever, directly or indirectly, engage in any business other than the business of the Company, even though such participation or assistance takes place outside of Executive’s working hours, without the prior written express consent from the Chairperson of the Board in their sole discretion. The Company agrees that it will consider in good faith any request for participation in any other business.

2.2 Conflicts of Interest. Executive represents and warrants to the Company that Executive is not bound by any restrictive covenants and has no prior or other obligations or commitments of any kind that would in any way prevent, restrict, hinder or interfere with Executive’s acceptance of employment or the performance of all duties and services hereunder to the fullest extent of Executive’s ability and knowledge and that Executive has provided to the Company a true and accurate copy of all documents evidencing any restrictive covenants or other obligations or commitments of any kind that would in any way prevent, restrict, hinder or interfere with Executive’s acceptance of employment or the performance of all duties and services hereunder. Executive agrees to comply with all rules and policies of the Company, including, without limitation, relating to conflicts of interest. To that end, Executive agrees to promptly notify the Company of any conflicts of interest or excessive gifts or offers of gifts or remuneration from clients, suppliers, or others doing or seeking to do business with the Company, and inform the Company of any business opportunities that come to the attention of Executive that relate to the existing or prospective business of the Company and will not participate in any such opportunities without the prior written consent of the Company in its sole discretion.

2.3 Covenant not to Compete. Executive acknowledges that Executive is in a critical leadership position with the Company and involved in company operations and strategic decisions globally. In light of Executive’s role and access to highly sensitive Confidential Information and Trade Secret data, the competitive nature of the business and the Company’s market share, and the global reach of Executive’s work, nothing less than a global non-competition agreement would protect the Company’s legitimate business interests. Executive further acknowledges and agrees that by virtue of Executive’s position and responsibilities with the Company and Executive’s access to Confidential Information and Trade Secrets, engaging in similar services for a competitive business as those performed for the Company will cause the Company immediate and irreparable harm. Accordingly, Executive covenants and agrees that during the Term, and for a period of one (1) year after the termination of the Term, Executive shall not engage in competition with the Company and/or any of its Affiliates (as defined below), anywhere in the United States, either directly or indirectly, in any manner or capacity, as adviser, principal, agent, affiliate, promoter, partner, officer, director, employee, stockholder, owner, co-owner, consultant, or member of any association or otherwise, in any phase of the business of developing, manufacturing and marketing of products or services that are in the same field of use or which otherwise compete with the products or services of the Company, except with the prior written consent of the Board. For purposes of this Agreement, “Affiliate,” means, with respect to any specific entity, any other entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified entity.

2.4 Covenant not to Solicit. During the Term, and for a period of one (1) year after the termination of the Term, Executive shall not directly or indirectly solicit, attempt to solicit, or assist any individual or entity in any way to solicit or attempt to solicit business from any customer, patient, or referral source with which or with whom Executive had contact or significant business interaction during the two-year period immediately preceding the termination of the Term.

2.5 Covenant not to Interfere with Employees. For a period of one (1) year following the termination of the Term, Executive will not solicit for employment or retention, knowingly assist in the employment or retention of, or seek to influence or induce to leave the Company’s employment or service, any individual who is currently employed by the Company or was employed by the Company at any time within one year of the termination of the Term and with whom Executive came into contact or significant business interaction during the two-year period immediately preceding termination of the Term.

2.6 Agreement not to Participate in Company’s Competitors. During the Term, Executive agrees not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known by Executive to be adverse or antagonistic to the Company, its business, or prospects, financial or otherwise, or in any company, person, or entity that is, directly or indirectly, in competition with the business of the Company or any of its Affiliates. Ownership by Executive, in professionally managed funds over which Executive does not have control or discretion in investment decisions, or as a passive investment, of less than two percent (2%) of the outstanding shares of capital stock of any corporation with one or more classes of its capital stock listed on a national securities exchange or publicly traded on a national securities exchange or in the over-the-counter market shall not constitute a breach of this Section 2.6.

2.7 Injunctive Relief. It is agreed and understood that, because of Executive’s knowledge and experience, in the event Company has reason to believe that Executive has violated or is about to violate any of the provisions of the restrictions of this Agreement, the Company may, in addition to any other remedies which it may have, obtain injunctive relief in any court of appropriate jurisdiction and/or arbitration proceeding to enforce the provisions of this Agreement, including, but not limited to, preliminary and permanent injunctive relief (including restraining orders). The Company shall not be required to post any bond to obtain injunctive relief. The Parties hereto acknowledge and agree that Executive’s obligations pursuant to this Agreement are such that if the terms of this Agreement are violated, the Company will suffer irreparable harm as a result of such a violation. In the event such relief is sought, the substantially prevailing Party shall be entitled to the recovery of their court costs and litigation expenses, including all reasonable attorney’s fees in connection therewith.

2.8 Revisions. If any court or arbitrator shall determine that the duration or geographical limits of the restrictive covenant or any other restriction contained in this Section 2 or any remedy for breach is unenforceable, it is the intention of the Parties that said restrictions or remedy set forth herein shall not be terminated as unreasonable or against public policy, but shall be deemed amended and revised by the court, arbitrator or by mutual agreement to the extent required to render them valid and enforceable and that a court or arbitrator considering these restrictions shall enforce them to the greatest extent possible under the law. The invalidity or unenforceability of any provision of this Section 2 shall not affect the validity or enforceability of any other provision.

2.9 Extension of Restrictive Periods. The time periods set forth in this Section shall not expire and shall be tolled during any period in which Executive is in violation of such restrictions. The time periods shall be extended for a period equal to the duration of Executive’s violations thereof.

2.10 Covenants Reasonable. The Parties agree that the foregoing restrictions and covenants constitute legitimate business interests of the Company and are appropriate and reasonable when considered in light of the consideration paid in accordance with the Agreement between the Parties.

3. COMPENSATION OF EXECUTIVE.

3.1 Base Salary. The Company shall pay Executive a base salary at the annualized rate of Three Hundred and Fifty-Five Thousand Dollars and Zero Cents ($350,000.00) (the “Base Salary”), less payroll deductions and all required withholdings, payable in regular periodic payments in accordance with the Company’s normal payroll practices. The Base Salary shall be prorated for any partial year of employment on the basis of a three hundred sixty-five (365) day fiscal year.

3.2 Bonus Payments. In addition to Executive’s Base Salary, Executive shall be eligible to receive an annual discretionary bonus under the Company’s Management Incentive Program beginning with the 2020 fiscal year. The bonus amount Executive may receive, if any, shall be discretionary and based upon the target bonus amount determined by the Board and the other criteria set forth in the Management Incentive Program as determined by and evaluated by the Board in its sole and absolute discretion. Beginning with the 2020 fiscal year, the Board has determined that Executive’s target bonus amount is fifty percent (50%) of Base Salary. For 2020 any bonus earned by Executive shall be prorated for Executive’s partial year of employment on the basis of a three hundred sixty-five (365) day fiscal year. Any bonus earned by Executive shall be paid in accordance with the Company’s Management Incentive Program.

3.3 Long-Term Incentive Plan. In addition to Executive’s Base Salary and annual discretionary bonus opportunity described in Sections 3.1 and 3.2 above, Executive shall be eligible to participate in the Company’s Long-Term Incentive Plan (the “LTIP”) beginning with the 2021 fiscal year. Under the LTIP, Executive shall be eligible to receive annual equity grants as determined by and evaluated by the Board in its sole and absolute discretion. Beginning with the 2020 fiscal year, the Board has determined that Executive’s target dollar value is one hundred fifty percent (150%) of Base Salary. The Executive’s receipt of any awards under the LTIP shall be subject in all respects to the terms and conditions of the LTIP, as in effect from time to time.

3.4 Initial Equity Grant. Contemporaneously with this Agreement, pursuant to the Company’s 2017 Omnibus Incentive Plan (the “Equity Plan”), the Company shall grant to Executive:

(a) A stock option (which shall be treated as an incentive stock option to the maximum extent permissible and as a nonqualified stock option as to any remainder) to purchase fifty thousand (50,000) shares of common stock of the Company, subject to the restrictions and conditions set forth in the Equity Plan and applicable award agreement. The foregoing option shall have an exercise price equal to the closing price of a share of common stock of the Company on the Effective Date and shall vest and become exercisable as follows: twenty-five percent (25%) of the shares subject to the option shall vest on the first anniversary of the date of grant and an additional twenty-five percent (25%) of the shares subject to the option shall vest and become exercisable on each of the second, third and fourth anniversaries thereafter; provided that Executive remains in the Continuous Service (as defined in the Equity Plan) of the Company as of each applicable vesting date.

(b) A Restricted Stock Unit Award with respect to thirty thousand (30,000) shares of common stock of the Company, subject to the restrictions and conditions set forth in the Equity Plan and applicable award agreement. The restricted stock units shall vest as follows: thirty-three and one third percent (33 1/3%) of the restricted stock units shall vest on the first anniversary of the date of grant and an additional thirty-three and one third percent (33 1/3%) of the restricted stock units shall vest on each of the second and third anniversaries thereafter; provided that Executive remains in the Continuous Service (as defined in the Equity Plan) of the Company as of each applicable vesting date.

3.5 Expense Reimbursements. The Company shall reimburse Executive for all reasonable and necessary travel, entertainment and other expenses incurred or paid by Executive in connection with, or related to, the performance of his duties, responsibilities or services under this Agreement, upon presentation by Executive, no later than the end of the calendar month following the month in which such expenses were incurred by Executive, of documentation, expense statements, vouchers, and such other supporting information as the Company may request and pursuant to customary Company policies and procedures.

3.6 Changes to Compensation. Executive’s compensation shall be reviewed periodically and may be changed from time to time in the Company’s sole discretion.

3.7 Employment Taxes. All of Executive’s compensation shall be subject to customary withholding taxes and any other employment taxes as are commonly required to be collected or withheld by the Company.

3.8 Benefits. In addition to the Base Salary provided herein, Executive shall be entitled to the benefits available generally to executive level Company employees pursuant to Company programs that are described more particularly in the Company’s benefit plans, including by way of illustration, paid time off, paid holidays, retirement, any insurance programs of the Company which may now, or, if not terminated, shall hereafter be in effect, or in any other or additional such programs which may be established by the Company, as and to the extent any such programs are or may from time to time be in effect, as determined by the Company and the terms hereof. Executive’s eligibility for and participation in such benefit plans is governed by the terms and conditions of those plans, and by the policies of the Company as determined by the Company and the terms hereof, subject to the applicable terms and conditions of the benefit plans in effect at that time. Nothing herein shall affect the Company’s ability to modify, alter, terminate or otherwise change any benefit plan it has in effect at any given time, to the extent permitted by law. Notwithstanding the foregoing and the terms of the Company’s current paid time off policy applicable to Executive, Executive will receive at least 15 days of vacation during the first three years of employment.

3.9 Indemnification. The Company shall, to the maximum extent permitted by law, indemnify and hold Executive harmless against any costs and expenses, including reasonable attorneys’ fees, judgments, fines, settlements and other amounts incurred in connection with any proceeding arising out of, by reason of or relating to Executive’s employment by the Company. The Company shall also advance to Executive any costs and expenses incurred in defending any such proceeding to the maximum extent permitted by law. The Company shall also provide Executive with coverage as a named insured under a directors and officers liability insurance policy maintained for the Company’s directors and officers. The Company shall continue to maintain directors and officers liability insurance for the benefit of Executive during the Term and for three (3) years following the termination of Executive’s employment with the Company. This obligation to provide insurance and indemnify Executive shall survive expiration or termination of this Agreement with respect to proceedings or threatened proceedings based on acts or omissions of Executive occurring during Executive’s employment with the Company or with any of its Affiliates. Such obligations shall be binding upon the Company’s successors and assigns and shall inure to the benefit of Executive’s heirs and personal representatives.

4. TERMINATION.

4.1 Termination by the Company. Executive’s employment with the Company is at will and may be terminated by the Company at any time and for any reason, or for no reason, including, but not limited to, under the following conditions. Upon any termination by the Company, Executive agrees to resign all positions, including as an officer and, if applicable, as a director or member of the Board or any committee thereof, related to the Company and its parents, subsidiaries and Affiliates.

4.1.1 Termination by the Company for Cause. The Company may terminate Executive’s employment under this Agreement for “Cause” (as defined below) by delivery of written notice to Executive. Any notice of termination given pursuant to this Section 4.1.1 shall effect termination as of the date of the notice, or as of such other date as specified in the notice.

4.1.2 Termination by the Company Without Cause. The Company may terminate Executive’s employment under this Agreement without Cause at any time and for any reason, or for no reason. Such termination shall be effective on the date Executive is so informed, or as otherwise specified by the Company.

4.2 Termination by Executive. Executive’s employment with the Company is at will and may be terminated by Executive at any time and for any reason, or for no reason, including, but not limited to, under the following conditions. Upon any termination by Executive, Executive agrees to resign all positions, including as an officer and, if applicable, as a director or member of the Board or any committee thereof, related to the Company and its parents, subsidiaries and Affiliates.

4.2.1 Termination by Executive for Good Reason. Executive may terminate their employment under this Agreement for “Good Reason” (as defined below) in accordance with the procedures specified in Section 4.6.2 below.

4.2.2 Without Good Reason. Executive may terminate Executive’s employment hereunder for other than Good Reason upon thirty (30) days’ written notice to the Company.

4.3 Termination for Death or Complete Disability. Executive’s employment with the Company shall automatically terminate effective upon the date of Executive’s death. In addition, subject to the requirements of applicable law, the Company may terminate Executive’s employment due to Executive’s Complete Disability (as defined below).

4.4 Termination by Mutual Agreement of the Parties. Executive’s employment with the Company may be terminated at any time upon a mutual agreement in writing of the Parties. Any such termination of employment shall have the consequences specified in such agreement.

4.5 Compensation Upon Termination.

4.5.1 Death or Complete Disability. If, during the Term, Executive’s employment shall be terminated by the Company on account of Executive’s Complete Disability as provided in Section 4.3 or due to Executive’s death, the Company shall pay to Executive, or to Executive’s heirs, as applicable, Executive’s Base Salary earned through the date of termination at the rate in effect at the time of termination, less standard deductions and withholdings. The Company shall thereafter have no further obligations to Executive and/or to Executive’s heirs under this Agreement, except as otherwise provided by law.

4.5.2 With Cause or Without Good Reason. If, during the Term, Executive’s employment is terminated by the Company for Cause, or Executive terminates Executive’s employment hereunder without Good Reason, the Company shall pay Executive’s Base Salary earned through the date of termination at the rate in effect at the time of termination, less standard deductions and withholdings. The Company shall thereafter have no further obligations to Executive under this Agreement, except as otherwise provided by law.

4.5.3 Without Cause or For Good Reason. If, during the Term, the Company terminates Executive’s employment without Cause or Executive resigns Executive’s employment for Good Reason, the Company shall pay Executive’s Base Salary earned through the date of termination at the rate in effect at the time of termination, less standard deductions and withholdings. In addition, subject to Executive (a) furnishing to the Company an executed waiver and release of claims in the form attached hereto as Exhibit A (or in such other form as may be specified by the Company in order to comply with then-existing legal requirements to effect a valid release of claims) (the “Release”); and (b) allowing the Release to become effective in accordance with its terms, then Executive shall be entitled to the following:

(i) payment of (a) an amount equal to one times (1.0x) Executive’s annual Base Salary in effect at the time of termination (but determined prior to any reduction in Base Salary that would give rise to Executive’s right to voluntarily resign for “Good Reason” pursuant to Section 4.6.2), less required deductions and withholdings, and (b) an amount equal to one times (1.0x) Executive’s on-target annual performance incentive bonus in effect at the time of termination, less required deductions and withholdings, such amounts described in (a) and (b) hereof to be paid in installments over twelve (12) months following the date of Executive’s termination in accordance with the Company’s payroll practices commencing within sixty (60) days of the date of Executive’s termination;

(ii) if the date of Executive’s termination is within the thirty (30) days immediately preceding or the twelve (12) months immediately following a Corporate Transaction (as defined below), the vesting of all equity awards granted to Executive prior to the date of termination shall accelerate, such that all such awards shall be deemed fully vested and immediately exercisable; and

(iii) continued participation in the medical, dental and vision plans in which Executive (and where applicable, Executive’s spouse and dependents) was enrolled as of the date of Executive’s termination until the earlier of: (a) the date that is twelve (12) months after the date of Executive’s termination, or (b) the date upon which Executive becomes eligible to enroll in any similar plan offered or provided by an employer other than the Company, at the same premium rates and cost sharing as may be charged from time to time for employees generally, as if Executive had continued in employment during such period. Executive agrees to immediately notify the Company in writing in the event Executive becomes eligible to so enroll.

4.6 Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

4.6.1 Complete Disability. “Complete Disability” shall mean the inability of Executive to perform Executive’s duties under this Agreement, even with reasonable accommodation, because Executive has become permanently disabled within the meaning of any policy of long term disability income insurance covering Executive (or such other comparable employees of the Company) then in force. In the event the Company has no policy of disability income insurance covering employees of the Company in force when Executive becomes disabled, the term “Complete Disability” shall mean the inability of Executive to perform Executive’s duties under this Agreement, whether with or without reasonable accommodation, by reason of any incapacity, physical or mental, which the Company, based upon medical advice or an opinion provided by a licensed physician acceptable to the Company, determines to have incapacitated Executive from satisfactorily performing all of Executive’s usual services for the Company, with or without reasonable accommodation, for a period of at least one hundred twenty (120) days during any twelve (12) month period (whether or not consecutive). Based upon such medical advice or opinion, the determination of the Company shall be final and binding and the date such determination is made shall be the date of such Complete Disability for purposes of this Agreement.

4.6.2 Good Reason. “Good Reason” for Executive to terminate Executive’s employment hereunder shall mean the occurrence of any of the following events without Executive’s consent:

(i) a change in Executive’s title that is accompanied by a material reduction in Executive’s duties, authority, or responsibilities relative to Executive’s duties, authority, or responsibilities in effect immediately prior to such reduction;

(iii) the requirement that Executive report to an executive less senior than the Company’s Chief Executive Officer;

(iii) the relocation of Executive’s principal business location to a point that requires a one-way increase of Executive’s commuting distance of more than fifty (50) miles;

(iv) a material reduction by the Company of Executive’s Base Salary as initially set forth herein or as the same may be increased from time to time; or

(v) failure of the Company to obtain the agreement from any successor to assume and agree to perform the Company’s obligations under this Agreement;

provided, however, that such termination by Executive shall only be deemed for Good Reason pursuant to the foregoing definition if: (A) Executive gives the Company written notice of the intent to terminate for Good Reason within thirty (30) days following the first occurrence of the condition(s) that Executive believes constitutes Good Reason, which notice shall describe such condition(s); (B) the Company fails to remedy such condition(s) within thirty (30) days following receipt of the written notice (the “Cure Period”); and (C) Executive terminates their employment within thirty (30) days following the end of the Cure Period.

4.6.3 Cause. “Cause” for the Company to terminate Executive’s employment hereunder shall mean the occurrence of, or any statement by Executive of his intention to do any of the following events, as determined by the Company, in its sole discretion:

(i) willful and repeated failure to satisfactorily perform Executive’s job duties;

(ii) willful commission of an act that materially injures the business of the Company;

(iii) willful refusal or failure to follow the lawful and reasonable directions of the Company’s Board or its Chief Executive Officer;

(iv) conviction of, or pleas of nolo contendere to, any crime involving moral turpitude or to any felony;

(v) Executive’s engaging or in any manner participating in any activity which is directly competitive with or injurious to the Company or any of its Affiliates or which violates any provisions of Sections 2 and/or 5 hereof or the RCA (as defined in Section 5);

(vi) Executive’s commission of any fraud against the Company, its Affiliates, employees, agents or customers or use or intentional appropriation for Executive’s personal use or benefit of any funds or properties of the Company not authorized by the Board to be so used or appropriated;

(vii) Executive’s material breach of or willful failure to comply with the Company’s policies, including but not limited to equal employment opportunity or harassment policies, insider trading policies, code of ethics or conflict of interest policies, non-disclosure and confidentiality policies, travel and expense policies, workplace violence policies, Sarbanes-Oxley compliance policies, policies governing preparation and approval of financial statements, and/or policies governing the making of financial commitments on behalf of the Company; or

(viii) material breach of any representation, warranty, promise, duty, restriction or obligation under this Agreement.

4.6.4 Corporate Transaction. A “Corporate Transaction” is an Acquisition or Asset Transfer of the Company. An “Acquisition” shall mean (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the capital stock of the Company immediately prior to such consolidation, merger or reorganization, represents less than 50% of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which the Company is a party in which in excess of fifty (50%) of the Company’s voting power is transferred; provided that an Acquisition shall not include (x) any consolidation or merger effected exclusively to change the domicile of the Company, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof. “Asset Transfer” shall mean a sale, lease, license or other disposition or all or substantially all of the assets of the Company.

4.7 Survival of Certain Sections. Sections 2.3-2.5, 2.7-2.10, 4, 5, 6, 7, 8, 9, 12, 13, 15 and 17 of this Agreement shall survive the termination of this Agreement for any reason.

4.8 Parachute Payment. If any payment or benefit Executive would receive pursuant to this Agreement (“Payment”) would (i) constitute a “Parachute Payment” within the meaning of Section 280G of the Internal Revenue Code (the “Code”), and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be reduced to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion of the Payment, which such amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Executive’s receipt, on an after-tax basis, of the greatest amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “Parachute Payments” is necessary so that the Payment equals the Base Amount, the Payments shall be reduced on a nondiscretionary basis in such a way as to minimize the reduction in the economic value deliverable to Executive. Where more than one payment has the same value for this purpose and they are payable at different times they shall be reduced on a pro rata basis.

4.9 Application of Section 409A of the Internal Revenue Code. Notwithstanding anything to the contrary set forth herein, any payments and benefits provided under this Agreement (the “Severance Benefits”) that constitute “deferred compensation” within the meaning of Section 409A of the Code and the regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409A”) shall not commence in connection with Executive’s termination of employment unless and until Executive has also incurred a “separation from service” (as such term is defined in Treasury Regulation Section 1.409A-1(h) (“Separation From Service”), unless the Company reasonably determines that such amounts may be provided to Executive without causing Executive to incur the additional twenty percent (20%) tax under Section 409A.

It is intended that each payment under this Agreement shall constitute a separate “payment” and each installment of the Severance Benefits payments provided for in this Agreement shall be treated as a separate “payment” for purposes of Treasury Regulation Section 1.409A-2(b)(2)(i). For the avoidance of doubt, it is intended that payments of the Severance Benefits set forth in this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Section 409A provided under Treasury Regulation Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9). However, if the Company (or, if applicable, the successor entity thereto) determines that the Severance Benefits constitute “deferred compensation” under Section 409A and Executive is, on the termination of service, a “specified employee” of the Company or any successor entity thereto, as such term is defined in Section 409A(a)(2)(B)(i) of the Code, then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the Severance Benefit payments shall be delayed until the earlier to occur of: (i) the date that is six months and one day after Executive’s Separation From Service, or (ii) the date of Executive’s death (such applicable date, the “Specified Employee Initial Payment Date”), the Company (or the successor entity thereto, as applicable) shall (A) pay to Executive a lump sum amount equal to the sum of the Severance Benefit payments that Executive would otherwise have received through the Specified Employee Initial Payment Date if the commencement of the payment of the Severance Benefits had not been so delayed pursuant to this Section and (B) commence paying the balance of the Severance Benefits in accordance with the applicable payment schedules set forth in this Agreement.

Notwithstanding anything to the contrary set forth herein, Executive shall receive the Severance Benefits described above, if and only if Executive duly executes and returns to the Company within the applicable time period set forth therein, a separation agreement containing the Company’s standard form of release of claims in favor of the Company (attached to this Agreement as Exhibit A) and other standard provisions, including without limitation, those relating to non-disparagement and confidentiality (the “Separation Agreement”), and permits the release of claims contained therein to become effective in accordance with its terms. Notwithstanding any other payment schedule set forth in this Agreement, none of the Severance Benefits shall be paid or otherwise delivered prior to the effective date of the Separation Agreement. In addition, if the period in which the Separation Agreement is required to become effective crosses two tax years, payment of the Severance Benefits will commence in the new tax year. Except to the extent that payments may be delayed until the Specified Employee Initial Payment Date pursuant to the preceding paragraph, on the first regular payroll pay day following the effective date of the Separation Agreement, the Company shall pay Executive the Severance Benefits Executive would otherwise have received under the Agreement on or prior to such date but for the delay in payment related to the effectiveness of the Separation Agreement, with the balance of the Severance Benefits being paid as originally scheduled. All amounts payable under the Agreement shall be subject to standard payroll taxes and deductions.

All reimbursements provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (a) any reimbursement shall be for expenses incurred during Executive’s lifetime (or during a shorter period of time specified in this Agreement), (b) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (c) the reimbursement of an eligible expense shall be made on or before the last day of the calendar year following the year in which the expense is incurred and (d) the right to reimbursement is not subject to liquidation or exchange for another benefit.

5. CONFIDENTIAL AND PROPRIETARY INFORMATION.

5.1 As a condition of employment Executive agrees to execute and abide by the Company’s Restrictive Covenant Agreement (“RCA”).

5.2 Executive agrees that during the course of employment with the Company, Executive has and will come into contact with and learn various forms of Confidential Information and Trade Secrets, which are the property of the Company. Confidential Information and Trade Secrets are items of information relating to the Company, its products, services, customers, suppliers, vendors, business partners, and employees that are not generally known or available to the general public, but have been developed, compiled or acquired by the Company at its great effort and expense. Confidential Information includes but is not limited to:

5.2.1 financial and business information, such as information with respect to costs, fees, profits, sales, sales margins, capital structure, operating results, borrowing arrangements, strategies and plans for future business, pending projects and proposals, and potential acquisitions or divestitures;

5.2.2 product and technical information, such as product formulations, new and innovative product ideas, subjects of research and development, investigations, experiments, clinical trials, test data, new business development, regulatory compliance strategies, know-how, improvements, plans, drawings, prototypes, methods, procedures, devices, machines, equipment, data processing programs, program documentation, algorithms, software, software codes, source codes, object codes, computer models, and research and development projects;

5.2.3 marketing information, such as new marketing ideas, markets, mailing lists, the identity of the Company’s customers, their names and addresses, the names of representatives of the Company’s customers responsible for entering into contracts with the Company, the financial arrangements between the Company and such customers, specific customer needs and requirements, and leads and referrals to prospective customers;

5.2.4 vendor, supplier and other business partner (“Business Partners”) information, such as the identity of the Company’s Business Partners, their names and addresses, the names of representatives of the Company’s Business Partners responsible for entering into contracts with the Company, the financial arrangements between the Company and such Business Partners, their specific needs and requirements, and leads and referrals to prospective Business Partners; and

5.2.5 personnel information, such as the identity and number of the Company’s other employees, consultants and contractors, their salaries, bonuses, benefits, skills, qualifications, and abilities (information in this Section 5.2.5 is referred to as “Personnel Information”).

Trade Secrets are items of Confidential Information that meet the requirements of applicable trade secret law. Executive acknowledges and agrees that the Confidential Information and Trade Secrets are not generally known or available to the general public, but have been developed, compiled or acquired by the Company at its great effort and expense.

Confidential Information and Trade Secrets can be in any form: oral, written or machine readable, including electronic files. The absence of any marking or statement that any particular information is Confidential Information shall not affect its status as Confidential Information.

5.3 Executive acknowledges and agrees that the Company is engaged in a highly competitive business and that its competitive position depends upon its ability to maintain the confidentiality of the Confidential Information and Trade Secrets which were developed, compiled and acquired by the Company at its great effort and expense. Executive further acknowledges and agrees that disclosing, divulging, revealing or using any of the Confidential Information or Trade Secrets, other than in connection with the Company’s business or as specifically authorized by the Company, will be highly detrimental to the Company, and that serious loss of business and pecuniary damage may result therefrom.

5.4 Accordingly, except as specifically required in the performance of Executive’s duties on behalf of the Company or with prior written authorization of the Chairperson of the Board, Executive agrees that he will not, while associated with the Company and for so long thereafter as the pertinent information or documentation remains confidential, directly or indirectly use, disclose or disseminate to any other person, organization or entity or otherwise use any Confidential Information or Trade Secrets. This Section does not apply to the extent that Confidential Information is or becomes generally available to the public other than as a result of a breach of this Agreement or if Executive is directly ordered by a court or other governmental authority to disclose any Confidential Information, provided, however, that Executive gives prompt notice to the Company of any such order, or of any legal or governmental proceeding that might result in such an order, and will not disclose any Confidential Information until directly ordered by a court or other governmental entity. Nothing contained in this Agreement prohibits or prevents Executive from filing a charge with or participating, testifying, or assisting in any investigation, hearing, whistleblowing proceeding or other proceeding before any federal, state, or local government agency (e.g., EEOC, NLRB, SEC, etc.). Under the federal Defend Trade Secrets Act of 2016, Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that:

5.4.1 is made:

5.4.1.1 in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and

5.4.1.2 solely for the purpose of reporting or investigating a suspected violation of law; or

5.4.2 is made to Executive’s attorney in relation to a lawsuit for retaliation against Executive for reporting a suspected violation of law; or

5.4.3 is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

5.5 Executive agrees to deliver to the Company, immediately upon separation from employment and at any time the Company so requests:

5.5.1 any and all documents, files, notes, memoranda, databases, computer files and/or other computer programs reflecting any Confidential Information and Trade Secrets whatsoever or otherwise relating to the Company’s business;

5.5.2 lists of the Company’s customers, and leads or referrals to prospective customers; and

5.5.3 any computer equipment, home office equipment, automobile or other business equipment belonging to the Company that Executive may then possess or have under his control. For any equipment or devices owned by Executive on which proprietary information of the Company is stored or accessible, Executive shall, immediately upon or prior to separation from employment, deliver such equipment or devices to the Company so that any proprietary information may be deleted or removed, and provide all necessary passwords or passcodes. Executive expressly authorizes the Company’s designated representatives to access such equipment or devices for this limited purpose and shall provide any passwords or access codes necessary to accomplish this task.

6. ASSIGNMENT AND BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of Executive and Executive’s heirs, executors, personal representatives, assigns, administrators and legal representatives. Because of the unique and personal nature of Executive’s duties under this Agreement, neither this Agreement nor any rights or obligations under this Agreement shall be assignable by Executive. This Agreement shall be binding upon and inure to the benefit of the Company and its successors, assigns and legal representatives. Any such successor of the Company shall be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, “successor” means any person, firm, corporation or other business entity which at any tie, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company.

7. NOTICES.

All notices or demands of any kind required or permitted to be given by the Company or Executive under this Agreement shall be given in writing and shall be personally delivered (and receipted for) or faxed during normal business hours or mailed by certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Company:

BioTelemetry, Inc.

1000 Cedar Hollow Rd.

Malvern, PA 19355

Fax (610) 828-8048

Attention: Chief Executive Officer

If to Executive:

Andrei Stoica

505 Doral Cir

Berwyn, PA 19312

Any such written notice shall be deemed given on the earlier of the date on which such notice is personally delivered or three (3) days after its deposit in the United States mail as specified above. Either Party may change its address for notices by giving notice to the other Party in the manner specified in this section.

8. CHOICE OF LAW.

This Agreement is made in the Commonwealth of Pennsylvania. This Agreement shall be construed and interpreted in accordance with the internal laws of the Commonwealth of Pennsylvania, regardless of any principles of conflicts of laws or choice of laws of any jurisdiction. Any disputes or proceedings regarding this Agreement shall be conducted in Malvern, Pennsylvania, or, by written agreement of the Parties, at a mutually convenient location in the greater Philadelphia, Pennsylvania, area.

9. INTEGRATION.

This Agreement, including Exhibit A and the RCA, contains the complete, final and exclusive agreement of the Parties relating to the terms and conditions of Executive’s employment and the termination of Executive’s employment, and supersedes all prior and contemporaneous oral and written employment agreements or arrangements between the Parties.

10. AMENDMENT.

This Agreement cannot be amended or modified except by a written agreement signed by Executive and the Company.

11. WAIVER.

No term, covenant or condition of this Agreement or any breach thereof shall be deemed waived, except with the written consent of the Party against whom the wavier is claimed, and any waiver or any such term, covenant, condition or breach shall not be deemed to be a waiver of any preceding or succeeding breach of the same or any other term, covenant, condition or breach.

12. SEVERABILITY.

The finding by a court of competent jurisdiction of the unenforceability, invalidity or illegality of any provision of this Agreement shall not render any other provision of this Agreement unenforceable, invalid or illegal. Such court shall have the authority to modify or replace the invalid or unenforceable term or provision with a valid and enforceable term or provision, which most accurately represents the Parties’ intention with respect to the invalid or unenforceable term, or provision.

13. INTERPRETATION; CONSTRUCTION.

The headings set forth in this Agreement are for convenience of reference only and shall not be used in interpreting this Agreement. This Agreement has been drafted by legal counsel representing the Company, but Executive has been encouraged to consult with, and has consulted with, Executive’s own independent counsel and tax advisors with respect to the terms of this Agreement. The Parties acknowledge that each Party and its counsel has reviewed and revised, or had an opportunity to review and revise, this Agreement, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall not be employed in the interpretation of this Agreement.

14. COUNTERPARTS.

This Agreement may be executed in two counterparts, each of which shall be deemed an original, all of which together shall contribute one and the same instrument.

15. ARBITRATION.

15.1 Executive and the Company agree that any controversy, dispute or claim directly or indirectly arising out of or relating to this Agreement, or the breach thereof, or arising out of or relating to the employment of Executive, or the termination thereof, shall be resolved by impartial binding arbitration. In the event that either Party demands arbitration, Executive and the Company agree that such arbitration shall be the exclusive, final and binding forum for the ultimate resolution of such claims. Specifically, this provision is intended to include, but is not limited to, claims under Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act, the Fair Labor Standards Act, the Americans with Disabilities Act, the Family and Medical Leave Act, any wage and hour or wage payment or collection law, or any other federal, state, or local law, regulation or ordinance regarding employment. It also includes, but is not limited to, all claims for breach of contract or wrongful discharge, breach of express or implied promises or covenants of good faith and fair dealing, intentional or negligent infliction of emotional distress, defamation, or any loss, expense, or claim whatsoever resulting from or related to Executive’s employment. The arbitrator shall have all authority to determine the scope of arbitration and/or the arbitrability of any dispute.

15.2 Executive and the Company understand and acknowledge that this Agreement means that neither can pursue an action against the other in a court of law regarding any employment dispute, except for claims involving workers’ compensation benefits or unemployment benefits, and except as set forth elsewhere in this Agreement. The Parties also agree that the obligation to arbitrate any dispute is fully enforceable and that a judgment upon any such award may be entered in any court having jurisdiction over such claims. The Parties further understand that this Agreement does not alter any of the substantive rights that the Parties may have under law, including Executive’s statutory right to file a charge with an administrative agency for investigative purposes or other action by the agency, nor does it limit or restrict Executive’s ability to participate or assist any agency in its investigation, processing or handling of any charge. This Agreement simply transfers final resolution of a Party’s right to seek relief from either a judge or a jury to a speedy and impartial arbitrator for the mutual benefit of both Parties.

15.3 Arbitration, hereunder, shall be commenced with the American Arbitration Association (“AAA”) and pursuant to the AAA Employment Arbitration Rules and Mediation Procedure, including the optional Rules for Emergency Measures of Protection and Expedited Procedures (“AAA Rules”) as such are then in force and/or amended at such time. Either Executive or the Company may initiate arbitration by serving a written demand for arbitration upon the other Party and the AAA. Such a demand must be served within the same limitations period that would apply if the action were pursued in court. Any claim which is not timely made will be deemed waived.

15.4 Any arbitration will be conducted in accordance with the AAA Rules. A copy of the AAA Rules may be obtained upon request. The dispute shall be heard and determined by one arbitrator and that arbitrator shall be a member of the National Academy of Arbitrators. The arbitrator may grant any remedy or relief that would have been available to the Parties had the matter been heard in court. Unless otherwise mutually agreed upon, the arbitration shall be heard within 25 miles of Executive’s current or most recent place of employment. All expenses of the arbitrator, including required travel, and his fees for services provided shall be borne by each Party equally unless otherwise ordered by the Arbitrator. As provided by the AAA Rules, the arbitrator shall have the authority to order such discovery as the arbitrator considers necessary to a full and fair exploration of the issues in dispute, consistent with the expedited nature of arbitration. The Parties shall bear their own costs and attorneys’ fees incurred during this discovery process, as well as during the arbitration.

15.5 The Parties understand and agree that this Section 15, concerning arbitration, shall not include any controversies or claims related to any agreements or provisions (including provisions in this Agreement, such as contained in Sections 2 and 5) respecting confidentiality, proprietary information, non-competition, non-solicitation, trade secrets, or breaches of fiduciary obligations by Executive, which shall not be subject to arbitration.

15.6 Executive has been advised of his right to consult with an attorney prior to entering into this Agreement.

16. TRADE SECRETS OF OTHERS.

It is the understanding of both the Company and Executive that Executive shall not divulge to the Company and/or its subsidiaries any confidential information or trade secrets belonging to others, including Executive’s former employers, nor shall the Company and/or its Affiliates seek to elicit from Executive any such information. Consistent with the foregoing, Executive shall not provide to the Company and/or its Affiliates, and the Company and/or its Affiliates shall not request, any documents or copies of documents containing such information.

17. ADVERTISING WAIVER.

Executive agrees to permit the Company, and persons or other organizations authorized by the Company, to use, publish and distribute advertising or sales promotional literature concerning the products and/or services of the Company, or the machinery and equipment used in the provision thereof, in which Executive’s name and/or pictures of Executive taken in the course of Executive’s provision of services to the Company appear. Executive hereby waives and releases any claim or right Executive may otherwise have arising out of such use, publication or distribution.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

BIOTELEMETRY, INC.

By:	/s/ Joseph H. Capper
Name:	Joseph H. Capper
Title:	Chief Executive Officer

Dated:

EXECUTIVE:

Andrei Stoica

/s/ Andrei Stoica

Dated: 3/13/2020

EXHIBIT A

CONFIDENTIAL SEPARATION AGREEMENT AND GENERAL RELEASE

BioTelemetry, Inc. (“BioTelemetry” or “Employer”) and Andrei Stoica, Employee’s heirs, executors, administrators, successors, and assigns (collectively referred to throughout this document as “Employee”), agree that:

1. Last Day of Employment. Employee’s last day of employment with BioTelemetry was __________________ (“Separation Date”).

2. Consideration. In consideration for signing and not timely revoking this Confidential Separation Agreement and General Release (hereinafter referred to as “Agreement”), and complying with its terms, BioTelemetry agrees:

a.	to pay Employee an amount equal to ___________________ ($_____________), less lawful deductions, representing one times (1.0x) Employee’s current annual Base Salary;

b.	to pay Employee an amount equal to one times (1.0x) Employee’s on-target annual performance incentive bonus in effect at the time of termination, less required deductions and withholdings;

c.

[if the Separation Date occurs within 30 days preceding or 12 months following a Corporate Transaction, to accelerate the vesting of all equity awards granted to Employee prior to the Separation Date, such that all such awards shall be deemed fully vested and immediately exercisable;] and

d.

to continue participation in the medical, dental and vision plans in which Employee (and where applicable, Employee’s spouse and dependents) was enrolled as of Separation Date until the earlier of: (a) the date that is twelve (12) months after the date of Employee’s Separation Date, or (b) the date upon which Employee becomes eligible to enroll in any similar plan offered or provided by an employer other than the Company, at the same premium rates and cost sharing as may be charged from time to time for employees generally, as if Employee had continued in employment during such period. Employee agrees to immediately notify the Company in writing in the event Employee becomes eligible to so enroll.

All other benefit programs to which Employee is currently entitled shall cease as of the Separation Date. Employee will be provided with an explanation, under separate cover, of Employee’s rights, if any, pursuant to BioTelemetry’s 401(k) Plan.

The amounts set forth in paragraphs 2.a. and 2.b. shall be paid in installments over twelve (12) months following the Separation Date in accordance with the Company’s payroll practices commencing within sixty (60) days of the Separation Date (and provided Employee does not revoke this Agreement, as set forth below). On the first regular payroll day following the date this Agreement becomes effective, the Company will pay Employee the amounts set forth in paragraphs 2.a and 2.b that Employee would otherwise have received under this Agreement on or prior to such date but for the delay in payment related to the effectiveness of this Agreement, provided that if the sixty (60) day period crosses two tax years and this Agreement becomes effective in the current tax year, payment will commence on the first payroll date in the new tax year.

3. No Consideration Absent Execution of this Agreement. Employee understands and agrees that Employee would not receive the monies and/or benefits specified in paragraphs “2a” and “2b” above,

except for Employee’s execution and non-revocation of this Agreement and the fulfillment of the promises contained herein.

4. General Release, Claims Not Released, and Related Provisions.

a. Employee, on behalf of Employee, Employee’s heirs, executors, administrators, representatives, successors and assigns knowingly and voluntarily releases and forever discharges BioTelemetry, its parent corporation, affiliates, subsidiaries, divisions, predecessors, insurers, successors and assigns, and their current and former employees, attorneys, officers, directors and agents thereof, both individually and in their business capacities, and their employee benefit plans and programs and their administrators and fiduciaries (collectively referred to throughout the remainder of this Agreement as “Releasees”), of and from any and all claims, known and unknown, asserted or unasserted, which the Employee has or may have against Releasees as of the date of execution of this Agreement, including, but not limited to, any alleged violation of:

•	Title VII of the Civil Rights Act of 1964;

•	Sections 1981 through 1988 of Title 42 of the United States Code;

•	The Employee Retirement Income Security Act of 1974 (“ERISA”);

•	The Immigration Reform and Control Act;

•	The Americans with Disabilities Act of 1990;

•	The Worker Adjustment and Retraining Notification Act;

•	The Fair Credit Reporting Act;

•	The Family and Medical Leave Act;

•	The Genetic Information Nondiscrimination Act of 2008;

•	The Equal Pay Act;

•	The Pennsylvania Equal Pay Act;

•	The Pennsylvania Human Relations Act;

•	The Pennsylvania Pregnancy Guidelines;

•	The Pennsylvania Guidelines on Sexual Harassment;

•	The Pennsylvania Disability Discrimination Rules;

•	The Pennsylvania Occupational Safety and Health Laws;

•	The Pennsylvania Wage Payment and Collection Law;

•	The Pennsylvania Bona Fide Occupational Qualifications Rules;

•	The Pennsylvania Religious Freedom Protection Act;

•	The Pennsylvania Affirmative Action Guidelines;

•	The Pennsylvania Military Leave and Re-Employment Rights Laws;

•	Pennsylvania statutes regarding Whistleblower Protection; Personnel Files; Criminal Records; Wage Complaints; Retaliation;

•	The Philadelphia Fair Practices Ordinance;

•	any claims for vacation, sick or personal leave pay, short term or long term disability benefits or payments pursuant to any practice, policy, handbook or manual;

•	any other federal, state or local law, rule, regulation, or ordinance;

•	any public policy, contract, tort, or common law; or

•	any basis for recovering costs, fees, or other expenses including attorneys’ fees incurred in these matters;

and/or any other federal, state, city, or local human rights, civil rights, wage-hour, wage-payment, pension, employee benefits, labor or other laws, rules, regulations and/or guidelines, constitutions, ordinances, public policy, contract or tort laws, or any other claim for alleged breach of contract, defamation, employment discrimination, sexual or other harassment, retaliation, wrongful termination, constructive discharge, pain and suffering, mental anguish, intentional and/or negligent infliction of emotional distress, any claim arising under the common law, or any other action, based upon any conduct occurring up to and including the date of the complete execution of this Agreement. Employee hereby agrees that the Release set forth in this Paragraph is a general release and waives and assumes the risk of any and all claims for damages which exist as of this date but of which Employee does not know, whether through ignorance, error, oversight, negligence, or otherwise, and which, if known, would materially affect Employee’s decision to enter this Release.

b. Claims Not Released. - Employee is not waiving any rights they may have to: (a) their own vested accrued employee benefits under the BioTelemetry’s health, welfare, or retirement benefit plans, as of the Separation Date; (b) benefits and/or the right to seek benefits under applicable workers’ compensation and/or unemployment compensation statutes; (c) pursue claims which by law cannot be waived by signing this Agreement; (d) enforce this Agreement; (e) challenge the validity of this Agreement; and/or (f) the right of indemnification and the right to pursue claims for indemnification under Section 3.9 of the Employment Agreement entered into between Employee and the Company dated as of March 13, 2020 (the “Employment Agreement”), the Company’s Certificate of Incorporation and Bylaws and policies providing indemnification coverage for the Company’s directors and officers.

c. Governmental Agencies. - Nothing in this Agreement and General Release prohibits or prevents Employee from filing a charge with or participating, testifying, or assisting in any investigation, hearing, whistleblower proceeding or other proceeding before any federal, state, or local government agency (e.g. EEOC, NLRB, SEC., etc.), nor does anything in this Agreement and General Release preclude, prohibit, or otherwise limit, in any way, Employee’s rights and abilities to contact, communicate with, report matters to, or otherwise participate in any whistleblower program administered by any such agencies. However, to the maximum extent permitted by law, Employee agrees that if such an administrative claim is made, Employee shall not be entitled to recover any individual monetary relief or other individual remedies.

d. Collective/Class Action Waiver. - If any claim is not subject to release, to the extent permitted by law, Employee waives any right or ability to be a class or collective action representative or to otherwise participate in any putative or certified class, collective or multi-party action or proceeding based on such a claim in which BioTelemetry or any of the other Released Parties identified in this Agreement is a party.

e. No Other Claims. Employee confirms that no charge, complaint, or action exists in any forum or form, and states Employee has not filed any petition for bankruptcy or insolvency. Should any such charge or complaint be filed, Employee agrees that Employee will not accept any relief or recovery therefrom. Except as prohibited by law, in the event that any such claim is filed, it shall be dismissed with prejudice upon presentation of this Agreement and General Release. To the extent permitted by law, Employee agrees that if an administrative claim is made, Employee shall not be entitled to recover any individual monetary relief or other individual remedies.

5. Acknowledgments and Affirmations. Employee hereby acknowledges and affirms the following:

a.	Employee has been paid and/or has received all compensation, wages, bonuses, commissions, and/or benefits which are due and payable as of the date Employee signs this Agreement.

b.	Employee has been granted any leave to which Employee was entitled under the Family and Medical Leave Act or under similar state or local leave or disability accommodation laws.

c.	Employee has no known unreported workplace injuries or occupational diseases.

d.

Employee has not divulged any proprietary or confidential information of BioTelemetry and will continue to maintain the confidentiality of such information consistent with BioTelemetry’s policies and Employee’s agreement(s) with BioTelemetry and/or common law, which agreement(s) specifically survive and will remain in full force and effect after Employee’s separation from employment.

e.	Employee has not been retaliated against for reporting any allegations of wrongdoing by BioTelemetry or its officers, including any allegations of corporate fraud.

f.

Employee agrees to avoid making disparaging remarks or taking any action now, and at any time in the future, which could be considered detrimental or harmful to Employer and its business. Employee shall not make any negative or derogatory statements in verbal, written, electronic or any other form about Employer, or any of its officers, directors, and employees including, but not limited to, a negative or derogatory statement made in, or in connection with, any article or book, on a website, in a chat room or via the internet.

g.

Employee affirms that all of the Employer’s decisions regarding Employee’s pay and benefits through the date of Employee’s execution of this Agreement were not discriminatory based on age, disability, race, color, sex, religion, national origin or any other classification protected by law.

h.

Both parties agree that reference requests and employment inquiries made on Employee’s behalf will include providing only Employee’s dates of employment, job title, and job location, and Employer will provide no further or additional information in response to inquiries by prospective employers. All such inquiries should be directed to Tim Raher, Senior Vice President of Human Resources. The terms of this Agreement shall be kept confidential, and Employer will not hereafter disclose any information concerning this Agreement in connection with any reference request and employment inquiries made on Employee’s behalf.

6. Limited Disclosure and Return of Property. Employee agrees not to disclose any information regarding the underlying facts leading up to or the existence or substance of this Agreement, except to Employee’s spouse, tax advisor, and/or an attorney with whom Employee chooses to consult regarding Employee’s consideration of this Agreement, and/or to any federal, state, or local governmental agency.

Employee agrees that Employee has delivered to Employer without copying or reproducing: (1) all documents, files, notes, memoranda, manuals, computer disks, computer databases, computer programs and/or other storage medium within Employee’s possession or control that reflect any Confidential Information or Trade Secrets (as those terms are defined in Section 5.2 of the Employment Agreement; and (2) all items or other forms of Employer’s property and/or equipment within Employee’s possession or control, including but not limited to keys, credit cards and electronic equipment. Employee also agrees to delete any Confidential Information relating to Employer from any computer hard drive or computer system within Employee’s possession or control that is not located on Employer’s premises. Immediately upon Employee’s execution of this Agreement and General Release or at any other time requested by Employer, Employee also agrees to delete any Confidential Information relating to Releasees from any computer hard drive or computer system within Employee’s possession or control that is not located on Employer’s premises. However, nothing in this paragraph will prevent Employee from retaining any documents in Employee’s possession or control concerning Employee’s benefits and/or compensation.

Employee also affirms that Employee is in possession of all of Employee’s property that Employee had at BioTelemetry’s premises and that BioTelemetry is not in possession of any of Employee’s property.

7. Governing Law and Interpretation. This Agreement shall be governed and conformed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to its conflict of laws provision. In the event of a breach of any provision of this Agreement, either party may institute an action specifically to enforce any term or terms of this Agreement and/or to seek any damages for breach. Should any provision of this Agreement be declared illegal or unenforceable by any court of competent jurisdiction and cannot be modified to be enforceable, excluding the general release language, such provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect.

8. Nonadmission of Wrongdoing. The Parties agree that neither this Agreement nor the furnishing of the consideration for this Agreement shall be deemed or construed at any time for any purpose as an admission by Releasees of wrongdoing or evidence of any liability or unlawful conduct of any kind.

9. Amendment. This Agreement may not be modified, altered or changed except in writing and signed by both Parties wherein specific reference is made to this Agreement.

10. Entire Agreement. This Agreement sets forth the entire agreement between the Parties hereto, and fully supersedes any prior agreements or understandings between the Parties, to the extent enforceable, except for any of Employee’s post-employment obligations as set forth in the Employment Agreement dated March 13, 20202,, the Proprietary Information and Inventions Agreement, dated March 13 2020, and any other agreement containing post-employment restrictions which Employee may have entered into with BioTelemetry, which are restated and reaffirmed as an essential term and condition of this Agreement.

Employee acknowledges that Employee has not relied on any representations, promises, or agreements of any kind made to Employee in connection with Employee’s decision to accept this Agreement, except for those set forth in this Agreement.

EMPLOYEE IS ADVISED THAT EMPLOYEE HAS UP TO TWENTY-ONE (21) CALENDAR DAYS TO CONSIDER THIS AGREEMENT AND GENERAL RELEASE. EMPLOYEE ALSO IS ADVISED TO CONSULT WITH AN ATTORNEY PRIOR TO EMPLOYEE’S SIGNING OF THIS AGREEMENT AND GENERAL RELEASE. IN THE EVENT EMPLOYEE SIGNS THE AGREEMENT, EMPLOYEE MAY REVOKE OR RESCIND THIS AGREEMENT WITHIN SEVEN (7) CALENDAR DAYS OF SIGNING IT, AND IT WILL NOT BECOME EFFECTIVE OR ENFORCEABLE UNTIL THIS SEVEN (7) DAY PERIOD HAS EXPIRED.

TO EFFECTIVELY REVOKE OR RESCIND, THE REVOCATION OR RESCISSION MUST BE IN WRITING AND MUST BE DELIVERED BY HAND WITHIN THE SEVEN (7) CALENDAR DAY PERIOD OR SENT BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, POSTMARKED WITHIN THE SEVEN (7) CALENDAR DAY PERIOD, AND PROPERLY ADDRESSED TO: 1000 CEDAR HOLLOW ROAD, MALVERN, PA 19355, ATTENTION: TIM RAHER, SVP HUMAN RESOURCES.

EMPLOYEE AGREES THAT ANY MODIFICATIONS, MATERIAL OR OTHERWISE, MADE TO THIS AGREEMENT AND GENERAL RELEASE, DO NOT RESTART OR AFFECT IN ANY MANNER THE ORIGINAL UP TO TWENTY-ONE (21) CALENDAR DAY CONSIDERATION PERIOD.

EMPLOYEE FREELY AND KNOWINGLY, AND AFTER DUE CONSIDERATION, ENTERS INTO THIS AGREEMENT AND GENERAL RELEASE INTENDING TO WAIVE, SETTLE AND RELEASE ALL CLAIMS EMPLOYEE HAS OR MIGHT HAVE AGAINST RELEASEES.

The Parties knowingly and voluntarily sign this Agreement and General Release as of the date(s) set forth below:

Andrei Stoica	BioTelemetry, Inc.

Signed:	Signed:

Date:	Date:

Title: